UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)

HANCOCK FABRICS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

40990017

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40990017

1		Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Trellus Management Company, LLC (13-3807183)
2	Check The Appropriate Box If a Member of a Group (See Instructions) (A) ☒ (B) ☐
3		SEC Use Only
4		Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 1,975,900
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,975,900
9		Aggregate Amount Beneficially Owned by Each Reporting Person 1,975,900
10	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11		Percent of Class Represented by Amount in Row (9) 9.86%
12		Type of Reporting Person (See Instructions) OO

CUSIP No. 40990017

1		Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Trellus Partners L.P.
2	Check The Appropriate Box If a Member of a Group (See Instructions) (A) ☒ (B) ☐
3		SEC Use Only
4		Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 398,526
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 398,526
9		Aggregate Amount Beneficially Owned by Each Reporting Person 398,526
10	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11		Percent of Class Represented by Amount in Row (9) 1.98%
12		Type of Reporting Person (See Instructions) OO

CUSIP No. 40990017

1		Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Trellus Partners II, L.P.
2	Check The Appropriate Box If a Member of a Group (See Instructions) (A) ☒ (B) ☐
3		SEC Use Only
4		Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 27,492
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 27,492
9		Aggregate Amount Beneficially Owned by Each Reporting Person 27,492
10	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11		Percent of Class Represented by Amount in Row (9) 0.13%
12		Type of Reporting Person (See Instructions) OO

CUSIP No. 40990017

1		Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Trellus Offshore Fund Limited
2	Check The Appropriate Box If a Member of a Group (See Instructions) (A) ☒ (B) ☐
3		SEC Use Only
4		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 241,482
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 241,482
9		Aggregate Amount Beneficially Owned by Each Reporting Person 241,482
10	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11		Percent of Class Represented by Amount in Row (9) 1.20%
12		Type of Reporting Person (See Instructions) OO

CUSIP No. 40990017

1		Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Adam Usdan
2	Check The Appropriate Box If a Member of a Group (See Instructions) (A) ☒ (B) ☐
3		SEC Use Only
4		Citizenship or Place of Organization USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 1,975,900
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,975,900
9		Aggregate Amount Beneficially Owned by Each Reporting Person 1,975,900
10	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11		Percent of Class Represented by Amount in Row (9) 9.86%
12		Type of Reporting Person (See Instructions) IN

Item 1.	(a)	Name of Issuer:

HANCOCK FABRICS, INC.

(b)	Address of Issuer’s Principal Executive Offices:

One Fashion Way
Baldwyn, MS  38824

Item 2.	(a)	Name of Person Filing:

Trellus Management Company, LLC
Trellus Partners L.P.
Trellus Partners II, L.P.
Trellus Offshore Fund Limited
Adam Usdan

(b)	Address of Principal Business Office or, if none, Residence:

350 Madison Avenue, 9th Floor
New York, New York  10017

(c)	Citizenship:

Trellus Management Company, LLC is a Delaware limited liability company.  Trellus Partners L.P. and Trellus Partners II, L.P. are Delaware limited partnerships and Trellus Offshore Fund Limited is a Cayman Islands corporation.  Adam Usdan is a citizen of the United States.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number: 40990017

Item 3.	If this statement is being filed pursuant to Rule 13d-1(b) or (c), or 13d-2(b), check whether the person filing is:
	(a)	☐	Broker or dealer registered under Section 15 of the Act
	(b)	☐	Bank as defined in section 3(a)(6) of the Act
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
	(j)	☐	Group, in accordance with 13d-1(b)(1)(ii)(J)

Item 4.	Ownership:

(a)	Amount Beneficially Owned:	1,975,900*

(b)	Percent of Class:	9.86%*

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or direct the vote:	0

(ii)	Shared power to vote or direct the vote:	1,975,900*

(iii)	Sole power to dispose or direct the disposition of:	0

(iv)	Shared power to dispose or direct the disposition of:	1,975,900*

*See Attachment A

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following

☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Various other persons share beneficial ownership of some of the securities whose ownership is reported on this Schedule 13G.  No other such person’s interest in such securities relates to more than five percent of the class.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

See Attachment B

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Trellus Management Company, LLC

/s/ Anthony G. Miller
Name:	Anthony G. Miller
Title:	Chief Financial Officer

Trellus Partners L.P.

/s/ Anthony G. Miller
Name:	Anthony G. Miller
Title:	Chief Financial Officer
of Trellus Company, LLC, as General Partner

Trellus Partners II, L.P.

/s/ Anthony G. Miller
Name:	Anthony G. Miller
Title:	Chief Financial Officer
of Trellus Company, LLC, as General Partner

Trellus Offshore Fund Limited

/s/ Anthony G. Miller
Name:	Anthony G. Miller
Title:	Chief Financial Officer

Adam Usdan

/s/ Adam Usdan
Adam Usdan

Date:  February 14, 2011

ATTACHMENT A

As of December 31, 2010, Trellus Management Company, LLC (“Trellus”) and Adam Usdan were the indirect beneficial owners of 669,500 shares of Common Stock (“Common Stock”) of HANCOCK FABRICS, INC. and held warrants to acquire 1,306,400 shares of Common Stock for a total beneficial ownership of 9.86% of the 20,032,000 shares of the outstanding shares of Common Stock. As of December 31, 2010, Trellus Partners L.P. was the beneficial owner of 398,526 shares of Common Stock and held warrants to acquire 760,000 shares of Common Stock for a total beneficial ownership of 1.98% of the outstanding shares of Common Stock. As of December 31, 2010 Trellus Partners II, L.P. was the beneficial owner of 27,492 shares of Common Stock and held warrants to acquire 47,600 shares of Common Stock for a beneficial ownership of 0.15% of the outstanding shares of Common Stock. As of December 31, 2010, Trellus Offshore Fund Limited was the beneficial owner of 241,482 shares of Common Stock for a beneficial ownership of 1.20% of the outstanding shares of Common Stock and held warrants to acquire 380,000 shares of Common Stock. Trellus and Adam Usdan are shown as sharing voting power and dispositive power of the same 669,500 shares of Common Stock.

ATTACHMENT B

Trellus Management Company, LLC, a Delaware limited liability company (“Trellus”) is the investment adviser to Trellus Partners L.P. and Trellus Partners II, L.P., both Delaware limited partnerships and to Trellus Offshore Fund Limited, a Cayman Islands corporation.  Adam Usdan is the controlling principal and chief investment officer of Trellus.  Trellus and Mr. Usdan are shown as sharing voting power and dispositive power of the same shares of common stock.

ATTACHMENT C

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13G or any amendments thereto, with respect to the shares of Common Stock of HANCOCK FABRICS, INC. and that this Agreement be included as an attachment to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 14th day of February, 2011.

Trellus Management Company, LLC

/s/ Anthony G. Miller
Name:	Anthony G. Miller
Title:	Chief Financial Officer

Trellus Partners L.P.

/s/ Anthony G. Miller
Name:	Anthony G. Miller
Title:	Chief Financial Officer of Trellus Company, LLC, as General Partner

Trellus Partners II, L.P.

/s/ Anthony G. Miller
Name:	Anthony G. Miller
Title:	Chief Financial Officer
of Trellus Company, LLC, as General Partner

Trellus Offshore Fund Limited

/s/ Anthony G. Miller
Name:	Anthony G. Miller
Title:	Chief Financial Officer

Adam Usdan

/s/ Adam Usdan
Adam Usdan